Exhibit 99.1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

IN U.S. DOLLARS

(UNAUDITED)

INDEX

Page

Interim Consolidated Balance Sheets as of December 31, 2021 (audited) and June 30, 2022 (unaudited)	F-1

Interim Consolidated Statements of Income for the Six Months Ended June 30, 2021 (unaudited) and 2022 (unaudited)	F-2

Interim Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2021 (unaudited) and 2022 (unaudited)	F-3

Statements of Changes in Shareholders' Equity for the Year Ended December 31, 2021 (audited) and

Interim Statements of Changes in Shareholders' Equity for the Six Months Ended June 30, 2021 and

2022 (unaudited)

F-4

Interim Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2021 (unaudited) and 2022 (unaudited)	F-5

Notes to the Interim Consolidated Financial Statements	F-7

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$102,398	$104,446
Restricted cash	1,039	1,089
Short-term bank deposits	250,600	217,200
Accounts receivable (net of allowance of $737 and $891 at June 30, 2022 and December 31, 2021, respectively)	86,251	115,361
Prepaid expenses and other current assets	11,809	8,075
Total Current Assets	452,097	446,171

Long-Term Assets:
Property and equipment, net	3,935	4,211
Operating lease right-of-use assets	9,961	11,578
Intangible assets, net	51,099	56,700
Goodwill	189,265	189,265
Deferred taxes	5,398	5,228
Other assets	70	79
Total Long-Term Assets	259,728	267,061
Total Assets	$711,825	$713,232

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$96,687	$107,730
Accrued expenses and other liabilities	25,314	40,331
Short-term operating lease liability	3,251	3,615
Deferred revenues	2,560	3,852
Short-term payment obligation related to acquisitions	37,724	38,179
Total Current Liabilities	165,536	193,707

Long-Term Liabilities:
Payment obligation related to acquisition	21,491	33,250
Long-term operating lease liability	7,663	9,774
Other long-term liabilities	9,935	9,541
Total Long-Term Liabilities	39,089	52,565
Total Liabilities	204,625	246,272
Commitments and Contingencies

Shareholders' equity:
Ordinary shares of ILS 0.03 par value - Authorized: 60,000,000 shares; Issued: 44,778,307 and 43,812,062 as of June 30, 2022 and, December 31, 2021 respectively; Outstanding: 44,662,968 and 43,696,723 shares as of June 30, 2022 and, December 31, 2021, respectively	379	375
Additional paid-in capital	502,573	496,154
Treasury shares at cost (115,339 shares as of June 30, 2022 and December 31, 2021)	(1,002)	(1,002)
Accumulated other comprehensive loss	(1,277)	(128)
Retained earnings (accumulated deficit)	6,527	(28,439)
Total Shareholders' Equity	507,200	466,960
Total Liabilities and Shareholders' Equity	$711,825	$713,232

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)

Revenues:
Display Advertising	$150,154	$96,166
Search Advertising	121,817	103,328
Total Revenues	271,971	199,494

Costs and Expenses:
Cost of revenues	13,474	11,595
Traffic acquisition costs and media buy	156,930	121,086
Research and development	17,369	17,473
Selling and marketing	27,293	23,484
General and administrative	12,134	8,760
Depreciation and amortization	6,393	4,377
Total Costs and Expenses	233,593	186,775

Income from Operations	38,378	12,719
Financial expense (income), net	(1,507)	105

Income before Taxes on income	39,885	12,614
Taxes on income	4,919	2,225

Net Income	$34,966	$10,389

Net Earnings per Share
Basic	$0.79	$0.31
Diluted	$0.74	$0.29

Weighted average number of shares
Basic	44,238,414	33,116,072
Diluted	47,210,769	36,289,802

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)

Net Income	$34,966	$10,389

Other comprehensive loss:
Change in foreign currency translation	(435)	(104)
Cash Flow Hedge:
Unrealized gain (loss) from cash-flow hedges, net of taxes	(1,109)	3
Less: reclassification adjustment for net losses included in net income	395	11

Net change	(714)	14

Other comprehensive loss:	(1,149)	(90)

Comprehensive Income	$33,817	$10,299

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2020 (audited)	27,351,974	224	251,933	112	(67,145)	(1,002)	184,122

Issuance of shares - Offering (*)	5,738,500	52	60,908	-	-	-	60,960
Stock-based compensation	-	-	1,989	-	-	-	1,989
Proceeds from exercise of stock-based compensation	1,335,337	11	3,860	-	-	-	3,871
Other comprehensive loss	-	-	-	(90)	-	-	(90)
Net Income	-	-	-	-	10,389	-	10,389
Balance as of June 30, 2021 (unaudited)	34,425,811	287	318,690	22	(56,756)	(1,002)	261,241

Issuance of shares - Offering (*)	8,372,092	81	169,448	-	-	-	169,529
Stock-based compensation	-	-	4,996	-	-	-	4,996
Proceeds from exercise of stock-based compensation	898,820	7	3,020	-	-	-	3,027
Other comprehensive loss	-	-	-	(150)	-	-	(150)
Net Income	-	-	-	-	28,317	-	28,317
Balance as of December 31, 2021 (audited)	43,696,723	375	496,154	(128)	(28,439)	(1,002)	466,960

Stock-based compensation	-	-	5,129	-	-	-	5,129
Proceeds from exercise of stock-based compensation	966,245	4	1,290	-	-	-	1,294
Other comprehensive loss	-	-	-	(1,149)	-	-	(1,149)
Net Income	-	-	-	-	34,966	-	34,966

Balance as of June 30, 2022 (unaudited)	44,662,968	379	502,573	(1,277)	6,527	(1,002)	507,200

(*) Net of issuance expenses

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Income	$34,966	$10,389

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,393	4,377
Stock-based compensation expense	5,129	1,989
Foreign currency translation	(174)	(89)
Accrued interest, net	(1,181)	(167)
Deferred taxes, net	(248)	295
Accrued severance pay, net	503	198
Gain from sale of property and equipment	(6)	(11)
Net changes in operating assets and liabilities
Accounts receivable, net	29,012	13,547
Prepaid expenses and other current assets	(2,686)	(1,689)
Other assets	8	101
Operating Lease right-of-use assets	1,617	6,234
Operating Lease liabilities	(2,475)	(6,448)
Accounts payable	(11,102)	2,647
Accrued expenses and other liabilities	(6,069)	(2,672)
Deferred revenues	(1,289)	(1,390)
Payment obligation related to acquisition	(3,123)	785
Net cash provided by operating activities	$49,275	$28,096

Cash flows from investing activities:
Purchases of property and equipment	(435)	(357)
Proceeds from sale of property and equipment	6	2
Short-term deposits, net	(33,400)	(70,300)
Cash paid in connection with acquisitions, net of cash acquired	(9,570)	(3,438)
Net cash used in investing activities	$(43,399)	$(74,093)

Cash flows from financing activities:
Proceeds from follow-on offering, net	-	60,960
Proceeds from exercise of stock-based compensation	1,294	3,871
Payments of contingent consideration	(9,091)	-
Repayment of long-term loans	-	(8,333)
Net cash provided by (used in) financing activities	$(7,797)	$56,498

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(177)	(3)
Net increase (decrease) in cash and cash equivalents and restricted cash	(2,098)	10,498
Cash and cash equivalents and restricted cash at beginning of period	105,535	48,878
Cash and cash equivalents and restricted cash at end of period	$103,437	$59,376

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$102,398	$58,154
Restricted cash	1,039	1,222
Total cash, cash equivalents, and restricted cash	$103,437	$59,376

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the period for:
Income taxes	$4,159	$1,088
Interest	$3	$195

Non-cash investing and financing activities:
Purchase of property and equipment on credit	$83	$20

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology innovator in the digital advertising ecosystem, providing brands, agencies and publishers with holistic solutions to identify and reach their most valuable customers – across all channels – with high-impact creative units. These are orchestrated by Perion’s proprietary intelligent Hub (iHUB), which connects the supply and demand sides of the marketplace, and as a result is capable of bringing Perion and its client’s significant efficiencies.

On October 4, 2021, the Company completed the acquisition of Vidazoo Ltd. (see Note 3).

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the Financial Statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the "SEC") regarding interim financial reporting. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s Annual Report on 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 16, 2022 (the "Annual Report"). The interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year.

b.
There have been no changes to the significant accounting policies described in the Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

c.	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to sales allowances and allowance for credit losses, fair value of intangible assets and goodwill, useful lives of intangible assets, fair value of share-based awards, realizability of deferred tax assets, tax uncertainties, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable which are the basis for making judgments about the carrying values of the Company’s assets and liabilities.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Revenue recognition

The Company evaluates whether Search Advertising and Display Advertising Revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, including the credit risk, whether the Company has latitude in establishing prices and selecting its suppliers and whether it changes the products or performs part of the service. The evaluation of these factors is subject to significant judgment and subjectivity. Generally, in cases in which the Company is primarily obligated in a transaction, is subject to risk, involved in the determination of the product (or the service) specifications separately negotiates each revenue service agreement or publisher agreement and can have several additional indicators, revenue is recorded on a gross basis.

Contract balances are presented separately on the consolidated balance sheets as either Accounts receivable or Deferred revenues. The Company does not have contract assets.

Accounts receivable includes amounts billed and currently due from customers.

Deferred revenues are recorded when payments are received from customers in advance of the Company's rendering of services.

e.	Recent Accounting Pronouncements not yet adopted

In October 2021 the FASB ASU 2021-08, Topic 805 “Business Combinations” – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently assessing the impact of the new guidance on its consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: ACQUISITIONS

On October 4, 2021, the Company consummated the acquisition of Vidazoo Ltd., also known as “Vidazoo” (the “Vidazoo Acquisition”), a leading video technology company that enables both advertisers and publishers to deliver high impact content and advertising to consumers.

The total consideration for the acquisition was $77,748, comprised of $35,000 paid in cash at closing, contingent consideration (with a maximum amount of up to $58,545), tied to financial targets over a period of 2.25 years, estimated at fair value of $36,613 on the acquisition date, and a net working capital in the amount of $6,135 which will be set-off against collection. As of June 30, 2022, the contingent consideration is estimated at fair value of $33,059.

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The following table present liabilities measured at fair value on a recurring basis as of June 30, 2022:

	June 30, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	-	639	-	639
Contingent consideration in connection to the acquisitions	-	-	54,720	54,720

Total financial liabilities	$-	$639	$54,720	$55,359

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table present liabilities measured at fair value on a recurring basis as of December 31, 2021:

	December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$75	$-	$75

Total financial assets	$-	$75	$-	$75

Liabilities:
Contingent consideration in connection to the acquisitions	-	-	63,550	63,550

Total financial liabilities	$-	$-	$63,550	$63,550

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Fair value as of December 31, 2021	$63,550
Payments of contingent consideration	(9,091)
Revaluation of acquisition related contingent consideration	261
Fair value as of June 30, 2022	$54,720

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: GOODWILL AND INTANGIBLE ASSETS, NET

a.Goodwill

The changes in the net carrying amount of goodwill in 2021 and six months ended June 30, 2022 were as follows:

Balance as of January 1, 2021	$152,303

Acquisition of Vidazoo	$36,962

Balance as of December 31, 2021	$189,265

Balance as of June 30, 2022	$189,265

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of June 30, 2022, the Company had two reporting units – Display Advertising and Search Advertising. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. As of June 30, 2022, the Company determined that there were no indicators of potential impairment with regards to its reporting units which required interim goodwill impairment analysis.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

b. Intangible assets, net

The following is a summary of intangible assets as of June 30, 2022:

	December 31, 2021	Amortization	June 30, 2022

Acquired technology	$84,417	$-	$84,417
Accumulated amortization	(31,137)	(4,431)	(35,568)
Impairment	(8,749)	-	(8,749)
Acquired technology, net	44,531	(4,431)	40,100

Customer relationships	45,054	-	45,054
Accumulated amortization	(23,218)	(1,050)	(24,268)
Impairment	(10,426)	-	(10,426)
Customer relationships, net	11,410	(1,050)	10,360

Tradename and other	18,503	-	18,503
Accumulated amortization	(12,634)	(120)	(12,754)
Impairment	(5,110)	-	(5,110)
Tradename and other, net	759	(120)	639

Intangible assets, net	$56,700	$(5,601)	$51,099

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The following is a summary of intangible assets as of December 31, 2021:

	December 31, 2020	Additions	Amortization	December 31, 2021

Acquired technology	$53,412	$31,005	$-	$84,417
Accumulated amortization	(25,548)	-	(5,589)	(31,137)
Impairment	(8,749)	-	-	(8,749)
Acquired technology, net	19,115	31,005	(5,589)	44,531

Customer relationships	36,860	8,194	-	45,054
Accumulated amortization	(22,161)	-	(1,057)	(23,218)
Impairment	(10,426)	-	-	(10,426)
Customer relationships, net	4,273	8,194	(1,057)	11,410

Tradename and other	18,503	-	-	18,503
Accumulated amortization	(12,405)	-	(229)	(12,634)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	988	-	(229)	759

Intangible assets, net	$24,376	$39,199	$(6,875)	$56,700

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: SHORT-TERM AND LONG-TERM DEBT

On December 17, 2018, ClientConnect Ltd., a former Israeli subsidiary of Perion, which merged into Perion on June 30, 2020, executed a new loan facility, in the amount of $25,000. Proceeds of the loan facility were applied to refinancing of the existing debt as well as the debt of Undertone, a US subsidiary of Perion. ClientConnect's obligations under the facility were assumed by Perion in the context of the merger. Principal on the loan is payable in twelve equal quarterly instalments beginning March 2019 and maturing on December 31, 2021. The interest on the loan is at the rate of three-month LIBOR plus 5.7% per annum, payable quarterly. The credit facility is secured by liens on the assets of Perion and Undertone and is guaranteed by Undertone. The guarantee by Undertone is limited to $33,000. Financial covenants for the loan facility are tested at the level of Perion on a consolidated basis.

On March 8, 2021, the Company early repaid the full amount of its loan facility with bank Mizrachi of a principal amount of $8,333 together with the accumulated interest up to this date as per the agreement.

NOTE 7: COMMITMENTS AND CONTINGENT LIABILITIES

Legal Matters

On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against the Company and Intercept Interactive Inc. (“Intercept”), a subsidiary of Interactive Holding Corp., in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Undertone related to Undertone’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and, unspecified monetary damages. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted the Company’s motion to dismiss, and (ii) granted Intercept’s motion to stay the action and compel arbitration. In November 2017, the court dismissed the case for administrative reasons, since Adtile had not commenced arbitration proceedings. The Company is still unable to predict the outcome or range of possible loss as of the date of these financial statements, since to date Adtile had not commenced arbitration procedures. Regardless, the Company believes it has strong defenses against this lawsuit and intends to defend against it vigorously.

In addition, from time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: SHAREHOLDERS' EQUITY

a.Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.Stock Options, Restricted Share Units and Warrants

In 2003, the Company's Board of Directors approved the 2003 Equity Incentive Plan (the "Plan") for an initial term of ten years from adoption and on December 9, 2012, extended the term of the Plan for an additional ten years. On August 7, 2013, the Company’s Board of Directors approved amendments to the Plan which include the ability to grant RSUs and restricted shares.

The contractual term of the stock options is generally no more than seven years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of stock options or RSUs are identical to those of the other ordinary shares of the Company.

As of June 30, 2022, there were 235,394 ordinary shares reserved for future stock-based awards under the Plan.

The following table summarizes the activities for the Company’s service-based stock options for the six months ended June 30, 2022:

		Weighted average
	Number of options	Exercise price		Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2022	3,574,401	$2.46		45.90	$77,173
Granted	302,514	(*	)	-	-
Exercised	(739,748)	1.76		-	14,560
Cancelled	(81,087)	4.34		-	-
Outstanding at June 30, 2022	3,056,080	$2.34		47.78	$48,471

Exercisable at June 30, 2022	935,057	$5.16		3.50	$12,198

Vested and expected to vest at June 30, 2022	3,175,094	$2.36		1.57	$50,363

(*) Represents an amount less than $1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s performance-based stock options for the six months ended June 30, 2022:

		Weighted average
	Number of options	Exercise price		Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2022	903,900	$2.37		46.16	$19,599
Granted	177,344	(*	)	-	-
Exercised	(226,497)	(*	)	-	4,929
Cancelled	(8,688)	(*	)	-	-
Outstanding at June 30, 2022	846,059	$2.53		43.53	$13,241

Exercisable at June 30, 2022	300,000	$5.35		5.08	$3,849

Vested and expected to vest at June 30, 2022	830,218	$2.58		2.45	$12,953

(*) Represents an amount less than $1

The performance-based stock options’ vesting is contingent upon achieving specific financial targets of the Company, set at the grant date.

NOTE 9: INCOME TAXES

The Company had a tax expense of $4,919 and $2,225 for the six months ended June 30, 2022 and 2021, respectively. The variations in the tax expenses between the periods are significantly impacted by increases in tax deductible intangible assets and the impact of foreign exchange fluctuations on non-USD tax assets and liabilities.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Six months ended June 30,
	2022	2021
Numerator:
Net income attributable to ordinary shares – basic and diluted	$34,966	$10,389

Denominator:
Number of ordinary shares outstanding during the year	44,238,414	33,116,072
Weighted average effect of dilutive securities:
Employee options and restricted share units	2,972,355	3,173,730

Diluted number of ordinary shares outstanding	47,210,769	36,289,802

Basic net earnings per ordinary share	$0.79	$0.31

Diluted net earnings per ordinary share	$0.74	$0.29

Potential ordinary shares equivalents excluded because their effect would have been anti-dilutive	929,784	996,486

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:MAJOR CUSTOMER

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenues in each of the periods presented below:

	Six months ended June 30,
	2022	2021
Customer A	35%	45%

NOTE 12:GEOGRAPHIC INFORMATION

The following table presents the total revenues for six months ended June 30, 2022 and 2021, allocated to the geographic areas in which they were generated:

	Six months ended June 30,
	2022	2021

North America (mainly U.S.)	$234,918	$167,552
Europe	30,767	28,525
Other	6,286	3,417

	$271,971	$199,494

The following table presents the locations of the Company’s long-lived assets as of June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021

Israel	$7,231	$8,049
U.S.	6,489	7,524
Europe	176	216

	$13,896	$15,789